July 18, 2014

U.S. Bancorp Fund Services, LLC

615 East Michigan Street

Milwaukee, WI 53202

VIA EDGAR TRANSMISSION

Mr. John Ganley

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Direxion Shares ETF Trust (the “Trust”)
File Nos.: 333-150525 and 811-22201

Dear Mr. Ganley:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), the Trust, hereby requests that effectiveness under the 1933 Act of PEA No. 111 to its registration statement on Form N-1A, related to the following series:

Direxion Daily Mid Cap Bull 2X Shares (MDLL)

Direxion Daily Small Cap Bull 2X Shares (SMLL)

Direxion Daily 7-10 Year Treasury Bull 2X Shares (SYTL)

Direxion Daily 20+ Year Treasury Bull 2X Shares (TYTL)

Direxion Daily Mid Cap Bear 2X Shares (MDSS)

Direxion Daily Small Cap Bear 2X Shares (SMSS)

Direxion Daily 7-10 Year Treasury Bear 2X Shares (SYTS)

Direxion Daily 20+ Year Treasury Bear 2X Shares (TYTS)

be accelerated to July 21, 2014. The undersigned is aware of its obligations under the 1933 Act.

If you have any questions concerning the foregoing, please contact Angela Brickl of Rafferty Asset Management, LLC at (646) 572-3463 or Eric S. Purple of K&L Gates at (202) 778-9220.

Sincerely,

Direxion Shares ETF Trust

/s/ Eric W. Falkeis

Name: Eric W. Falkeis

Title: Principal Executive Officer

Enclosures

cc:	Eric S. Purple, K&L Gates LLP
Angela Brickl, Rafferty Asset Management LLC